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                                                                      EXHIBIT 11
                        NOVAMETRIX MEDICAL SYSTEMS INC.

                 STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS



                                               QUARTER ENDED     QUARTER ENDED
                                                  07-28-96          07-30-95
                                                  --------          --------
PRIMARY EARNINGS PER SHARE:
 Weighted average number of shares of
   Common Stock outstanding                      6,663,326         5,851,621

 Net effect of dilutive common stock
 equivalents (1)                                 1,497,726         2,244,456

 Total weighted average number of shares
  of Common Stock and dilutive common            ---------       -----------
  stock equivalents outstanding                  8,161,052         8,096,077
                                                ==========        ==========

Net income                                      $  647,874        $  388,167

PER COMMON SHARE AMOUNTS (2):                   $      .08        $      .05
                                                ==========        ==========


(1) Common stock equivalents consist of the Company's Preferred Stock, stock options, warrants and shares subscribed under the Company's Employee Stock Purchase Plan. The computation of dilutive common stock equivalents is based on the if-converted method for the Preferred Stock and on the treasury stock method for the other common stock equivalents using the average market price for the primary earnings per share computations and the higher of average or period-end market price for the fully diluted earnings per share computations.

(2) Fully diluted earnings per share are not materially different than primary earnings per share.


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